                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (INITIAL FILING)

                               CLARK/BARDES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   180668 10 5
                                 (CUSIP Number)

                                  Karen J. Epp
                   Life Investors Insurance Company of America
                              4333 Edgewood Road NE
                            Cedar Rapids, Iowa 52499
                                 (319) 247-6115
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 26, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

                                  SCHEDULE 13D

-------------------------- ----------------------------------------------------------------------------------
        CUSIP NO.
       180668 10 5
-------------------------- ----------------------------------------------------------------------------------
            1              NAME OF REPORTING PERSON
                           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           AEGON, N.V.
-------------------------- ----------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (A) [ ]
                           (B) [X]
-------------------------- ----------------------------------------------------------------------------------
            3              SEC USE ONLY

-------------------------- ----------------------------------------------------------------------------------
            4              SOURCE OF FUNDS

                           OO
-------------------------- ----------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
                           OR 2(E) [ ]
-------------------------- ----------------------------------------------------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           THE NETHERLANDS
-------------------------- ----------------------------------------------------------------------------------
NUMBER OF SHARES     7     SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH              0
REPORTING PERSON
WITH
                   ------- ----------------------------------------------------------------------------------
                     8     SHARED VOTING POWER

                           2,286,995
                   ------- ----------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                   ------- ----------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           2,286,995
------------------ ------- ----------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,286,995
-------------------------- ----------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           [ ]
-------------------------- ----------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           12.67%
-------------------------- ----------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           HC
-------------------------- ----------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------- ----------------------------------------------------------------------------------
        CUSIP NO.
       180668 10 5
-------------------------- ----------------------------------------------------------------------------------
            1              NAME OF REPORTING PERSON
                           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           AEGON USA, INC.
-------------------------- ----------------------------------------------------------------------------------

            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (A) [ ]
                           (B) [X]
-------------------------- ----------------------------------------------------------------------------------
            3              SEC USE ONLY

-------------------------- ----------------------------------------------------------------------------------
            4              SOURCE OF FUNDS

                           OO
-------------------------- ----------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
                           OR 2(E) [ ]
-------------------------- ----------------------------------------------------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           IOWA
-------------------------- ----------------------------------------------------------------------------------
NUMBER OF SHARES     7     SOLE VOTING POWER
BENEFICIAL OWNED
BY EACH                    0
REPORTING PERSON
WITH
                   ------- ----------------------------------------------------------------------------------
                     8     SHARED VOTING POWER

                           2,286,995
                   ------- ----------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                   ------- ----------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           2,286,995
------------------ ------- ----------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,286,995
-------------------------- ----------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           [ ]
-------------------------- ----------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           12.67%
-------------------------- ----------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           HC
-------------------------- ----------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------- ----------------------------------------------------------------------------------
        CUSIP NO.
       180668 10 5
-------------------------- ----------------------------------------------------------------------------------
            1              NAME OF REPORTING PERSON
                           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           AUSA HOLDING COMPANY
-------------------------- ----------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (A) [ ]
                           (B) [X]
-------------------------- ----------------------------------------------------------------------------------
            3              SEC USE ONLY

-------------------------- ----------------------------------------------------------------------------------
            4              SOURCE OF FUNDS

                           OO
-------------------------- ----------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
                           OR 2(E) [ ]
-------------------------- ----------------------------------------------------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           MARYLAND
-------------------------- ----------------------------------------------------------------------------------
NUMBER OF SHARES     7     SOLE VOTING POWER
BENEFICIAL OWNED
BY EACH                    0
REPORTING PERSON
WITH
                   ------- ----------------------------------------------------------------------------------
                     8     SHARED VOTING POWER

                           2,286,995
                   ------- ----------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                   ------- ----------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           2,286,995
------------------ ------- ----------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,286,995
-------------------------- ----------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           [ ]
-------------------------- ----------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           12.67%
-------------------------- ----------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           HC
-------------------------- ----------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------- ----------------------------------------------------------------------------------
        CUSIP NO.
       180668 10 5
-------------------------- ----------------------------------------------------------------------------------
            1              NAME OF REPORTING PERSON
                           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           LIFE INVESTORS INSURANCE COMPANY OF AMERICA
-------------------------- ----------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (A) [ ]
                           (B) [X]
-------------------------- ----------------------------------------------------------------------------------
            3              SEC USE ONLY

-------------------------- ----------------------------------------------------------------------------------
            4              SOURCE OF FUNDS

                           WC
-------------------------- ----------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
                           OR 2(E) [ ]
-------------------------- ----------------------------------------------------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           IOWA
-------------------------- ----------------------------------------------------------------------------------
NUMBER OF SHARES     7     SOLE VOTING POWER
BENEFICIAL OWNED
BY EACH                    0
REPORTING PERSON
WITH
                   ------- ----------------------------------------------------------------------------------

                     8     SHARED VOTING POWER

                           1,175,840
                   ------- ----------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                   ------- ----------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           1,175,840
------------------ ------- ----------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,175,840
-------------------------- ----------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           [ ]
-------------------------- ----------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           6.51%
-------------------------- ----------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IC
-------------------------- ----------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------- ----------------------------------------------------------------------------------
        CUSIP NO.
       180668 10 5
-------------------------- ----------------------------------------------------------------------------------
            1              NAME OF REPORTING PERSON
                           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           TRANSAMERICA LIFE INSURANCE COMPANY
-------------------------- ----------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (A) [ ]
                           (B) [X]
-------------------------- ----------------------------------------------------------------------------------
            3              SEC USE ONLY

-------------------------- ----------------------------------------------------------------------------------
            4              SOURCE OF FUNDS

                           WC
-------------------------- ----------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
                           OR 2(E) [ ]
-------------------------- ----------------------------------------------------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           IOWA
-------------------------- ----------------------------------------------------------------------------------
NUMBER OF SHARES     7     SOLE VOTING POWER
BENEFICIAL OWNED
BY EACH                    0
REPORTING PERSON
WITH
                   ------- ----------------------------------------------------------------------------------
                     8     SHARED VOTING POWER

                           1,111,155
                   ------- ----------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                   ------- ----------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           1,111,155
------------------ ------- ----------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,111,155
-------------------------- ----------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           [ ]
-------------------------- ----------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           6.16%
-------------------------- ----------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IC
-------------------------- ----------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER

This Statement on Schedule 13D (this "Statement") relates to the Common Stock, $.01 par value per share ("Common Stock") of Clark/Bardes, Inc., a Delaware corporation (the "Issuer"). The principal executive officers of the Issuer are located at 102 S. Wynstone Park Drive, Suite 200, North Barrington, IL 60010.

Item 2.  IDENTITY AND BACKGROUND

(a), (b), (c), and (f). This Statement is filed by AEGON, N.V., a holding company organized under the laws of The Netherlands, AEGON USA, Inc., a subsidiary of AEGON, N.V. and a holding company incorporated under the laws of Iowa, AUSA Holding Company ("AUSA"), a subsidiary of AEGON USA, Inc. and a holding company incorporated under the laws of Maryland, and two wholly owned insurance company subsidiaries of AEGON USA, Inc.: (i) Life Investors Insurance Company of America ("Life Investors"), and (ii) Transamerica Life Insurance Company ("Transamerica") (the subsidiaries named in (i) and (ii) are referred to collectively as the "Subsidiaries"). AEGON, N.V., AEGON USA, Inc., AUSA, and the Subsidiaries are primarily engaged in the insurance business throughout Europe and the U.S. AEGON, N.V.'s executive offices are located at Mariahoeveplein 50, 2591 TV, The Hauge, The Netherlands. AEGON USA, Inc. and AUSA's executive offices are located at 1111 North Charles Street, Baltimore, Maryland 21201. The executive offices of the Subsidiaries are located at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52499.

The names, business addresses, principal occupations and citizenship of the directors and executive officers of AEGON, N.V., AEGON USA, Inc., AUSA, and each of the Subsidiaries are set forth in Annex A hereto.

(d) and (e). During the last five years, none of AEGON, N.V., AEGON USA, Inc., AUSA, or the Subsidiaries, and, to the best knowledge of AEGON, N.V. AEGON USA, Inc., AUSA, or the Subsidiaries, none of the directors and executive officers of AEGON, N.V. AEGON USA, Inc., AUSA, or the Subsidiaries, have (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All shares of Common Stock were purchased by the Subsidiaries with working capital of the Subsidiaries.

Item 4.  PURPOSE OF TRANSACTION

The Subsidiaries hold the shares of Common Stock for general investment purposes.

On February 14, 2001 Life Investors filed Schedule 13G with respect to its ownership of over 5% of the Common Stock of Issuer.

Transamerica purchased 1,111,155 shares of Common Stock of Issuer on November 21, 2002 at a price of $17.7412 per share from Phoenix Life Insurance Company.


On November 26, 2002, Issuer sent a letter to AUSA and Robert E. Long, Jr. whereby Issuer agreed to appoint Robert E. Long, Jr. to fill the exiting vacant directorship on Issuer's Board of Directors. Additionally, Issuer agreed that beginning with Issuer's 2005 annual meeting of shareholders and continuing as long as AUSA and its affiliates own more than ten percent (10%) of the issued and outstanding shares of Issuer's common stock, that Issuer's Board of Directors shall consider AUSA's recommendation for the nomination of one director to Issuer 's Board of Directors. Robert E. Long and AUSA acknowledged and accepted the letter by execution thereof on November 26, 2002.

The Reporting Persons or affiliates of the Reporting Persons, may from time to time acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with their investment purposes. Additionally, the Subsidiaries may from time to time sell its shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with its investment purpose. None of the Reporting Persons currently have plans to purchase additional shares of Common Stock or plans or proposals which relate to, or would result in (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) the sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iv), any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association, (viii) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The Subsidiaries collectively own 2,286,995 shares of the Issuer Common Stock, constituting 12.67% of the outstanding Common Stock of the Issuer (see boxes 11 and 13 on pages 2-6 hereof for the number of shares beneficially owned by each reporting person). This represents 12.67% of the total voting power of the Issuer's Common Stock.

(c) See Item 4.

(d) Not applicable.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

The following will be filed as exhibits hereto:

1. Agreement among AEGON,N.V., AEGON USA, Inc., AUSA Holding Company, Transamerica and Life Investors relating to the joint filing of the Schedule 13D.

2. Side Letter to Membership Interest Purchase Agreement dated November 26, 2002 from Issuer to Robert E. Long, Jr. and AUSA.

3. Stock Purchase Agreement between Transamerica and Phoenix Life Insurance Company dated November 21, 2002.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 5, 2002

                                  AEGON, N.V.




                                  By: /s/ Donald J. Shepard
                                     ----------------------------------------

                                  Name: Donald J. Shepard
                                       --------------------------------------

                                  Title: Chairman, Executive Board
                                        -------------------------------------




                                  AEGON USA, Inc.



                                  By: /s/ Craig D. Vermie
                                     ----------------------------------------

                                  Name: Craig D. Vermie
                                       --------------------------------------

                                  Title: VP, Secretary and General Counsel
                                        -------------------------------------

                                  AUSA Holding Company


                                  By: /s/ Peter H. Gilman
                                     ----------------------------------------

                                  Name: Peter H. Gilman
                                       --------------------------------------

                                  Title: VP
                                        -------------------------------------



                                  Life Investors Insurance Company of America



                                  By: /s/ Peter H. Gilman
                                     ----------------------------------------

                                  Name: Peter H. Gilman
                                       --------------------------------------

                                  Title: VP
                                        -------------------------------------



                                  Transamerica Life Insurance Company



                                  By: /s/ Peter H. Gilman
                                     ----------------------------------------

                                  Name: Peter H. Gilman
                                       --------------------------------------

                                  Title: VP
                                        -------------------------------------




                                     ANNEX A

The following sets forth the company, name of individual and present principal occupation or employment of each of the directors and executive officers of AEGON, N.V., AEGON USA, Inc., AUSA, Life Investors, and Transamerica. The business address for the Supervisory Board and executive officers of AEGON, N.V. is Mariahoeveplein 50, 2591 TV The Hauge, The Netherlands. The business address for each of the AEGON USA, Inc. and AUSA's directors and executive officers is 1111 North Charles Street, Baltimore, Maryland 21201. The business address for the Subsidiaries directors and executive officers is 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52499.

Company                            Name                        Position                       Citizenship
---------------------------------- --------------------------- ------------------------------ ---------------
---------------------------------- --------------------------- ------------------------------ ---------------
AEGON, N.V.                        M. Tabaksblat               Supervisory Board, Chairman    Dutch
---------------------------------- --------------------------- ------------------------------ ---------------
AEGON, N.V.                        H. De Ruiter                Supervisory Board,             Dutch
                                                               Vice-Chairman
---------------------------------- --------------------------- ------------------------------ ---------------
AEGON, N.V.                        D.G. Eustace                Supervisory Board              British
---------------------------------- --------------------------- ------------------------------ ---------------
AEGON, N.V.                        O.J. Olcay                  Supervisory Board              American
---------------------------------- --------------------------- ------------------------------ ---------------

---------------------------------- --------------------------- ------------------------------ ---------------
AEGON, N.V.                        K.M.H. Peijs                Supervisory Board              Dutch
---------------------------------- --------------------------- ------------------------------ ---------------
AEGON, N.V.                        G.A. Posthumus              Supervisory Board              Dutch
---------------------------------- --------------------------- ------------------------------ ---------------
AEGON, N.V.                        T. Rembe                    Supervisory Board              American
---------------------------------- --------------------------- ------------------------------ ---------------
AEGON, N.V.                        W.F.C. Stevens              Supervisory Board              Dutch
---------------------------------- --------------------------- ------------------------------ ---------------
AEGON, N.V.                        F.J. De Wit                 Supervisory Board              Dutch
---------------------------------- --------------------------- ------------------------------ ---------------
AEGON, N.V.                        Ruurd A. van den Berg       Director of Group Finance,     Dutch
                                                               Senior Vice President
---------------------------------- --------------------------- ------------------------------ ---------------
AEGON, N.V.                        Erik Lagendijk              Vice President,                Dutch
                                                               General Counsel
---------------------------------- --------------------------- ------------------------------ ---------------
AEGON USA, Inc.                    Patrick S. Baird            Director, Chief Executive      American
                                                               officer
---------------------------------- --------------------------- ------------------------------ ---------------
AEGON USA, Inc.                    James A. Beardsworth        Director                       American
---------------------------------- --------------------------- ------------------------------ ---------------
AEGON USA, Inc.                    Brenda K. Clancy            Executive Vice President       American
---------------------------------- --------------------------- ------------------------------ ---------------
AEGON USA, Inc.                    Robert J. McGraw            Executive Vice President       American
---------------------------------- --------------------------- ------------------------------ ---------------
AUSA Holding Company               Brenda K. Clancy            Director, Treasurer            American
---------------------------------- --------------------------- ------------------------------ ---------------
AUSA Holding Company               Arthur C. Schneider         Director                       American
---------------------------------- --------------------------- ------------------------------ ---------------
AUSA Holding Company               Craig D. Vermie             Director, Secretary, General   American
                                                               Counsel
---------------------------------- --------------------------- ------------------------------ ---------------
AUSA Holding Company               James A. Beardsworth        President                      American
---------------------------------- --------------------------- ------------------------------ ---------------
Life Investors Insurance Company   Brenda K. Clancy            Director, Chief Financial      American
of America                                                     Officer
---------------------------------- --------------------------- ------------------------------ ---------------
Life Investors Insurance Company   Rex B. Eno                  Director, Chairman of the      American
of America                                                     Board
---------------------------------- --------------------------- ------------------------------ ---------------
Life Investors Insurance Company   Mike Kirby                  Director, President            American
of America
---------------------------------- --------------------------- ------------------------------ ---------------
Life Investors Insurance Company   Diane Meiners               Director, Vice President       American
of America
---------------------------------- --------------------------- ------------------------------ ---------------
Life Investors Insurance Company   Larry N. Norman             Director, Executive Vice       American
of America                                                     President
---------------------------------- --------------------------- ------------------------------ ---------------
Life Investors Insurance Company   Arthur C. Schneider         Director, Vice President,      American
of America                                                     Chief Tax Officer
---------------------------------- --------------------------- ------------------------------ ---------------
Life Investors Insurance Company   Craig D. Vermie             Director, Vice President,      American
of America                                                     Secretary, and General
                                                               Counsel
---------------------------------- --------------------------- ------------------------------ ---------------
Life Investors Insurance Company   Robert J. Kontz             Vice President, Corporate      American
of America                                                     Controller
---------------------------------- --------------------------- ------------------------------ ---------------
Transamerica Life Insurance        Brenda K. Clancy            Director, Chief Financial      American
Company                                                        Office, Treasurer, Vice
                                                               President
---------------------------------- --------------------------- ------------------------------ ---------------
Transamerica Life Insurance        Christopher J. Garrett      Director                       American
Company
---------------------------------- --------------------------- ------------------------------ ---------------
Transamerica Life Insurance        Larry N. Norman             Director, Chairman of the      American
Company                                                        Board, President
---------------------------------- --------------------------- ------------------------------ ---------------
Transamerica Life Insurance        Arthur C. Schneider         Director, Vice President,      American
Company                                                        Chief Tax Officer
---------------------------------- --------------------------- ------------------------------ ---------------
Transamerica Life Insurance        Craig D. Vermie             Director, Vice President,      American
Company                                                        Secretary, and General
                                                               Counsel
---------------------------------- --------------------------- ------------------------------ ---------------
Transamerica Life Insurance        Robert J. Kontz             Vice President, Corporate      American
Company                                                        Controller
---------------------------------- --------------------------- ------------------------------ ---------------

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT


The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the stock of Clark/Bardes, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: December 5, 2002.


                              AEGON, N.V.





                              By: /s/ Donald J. Shepard
                                 ----------------------------------------

                              Name: Donald J. Shepard
                                   --------------------------------------

                              Title: Chairman, Executive Board
                                    -------------------------------------


                              AEGON USA, Inc.



                              By: /s/ Craig D. Vermie
                                 ----------------------------------------

                              Name: Craig D. Vermie
                                   --------------------------------------

                              Title: VP, Secretary and General Counsel
                                    -------------------------------------



                              AUSA Holding Company



                              By: /s/ Peter H. Gilman
                                 ----------------------------------------

                              Name: Peter H. Gilman
                                   --------------------------------------

                              Title: VP
                                    -------------------------------------

                              Transamerica Life Insurance Company



                              By: /s/ Peter H. Gilman
                                 ----------------------------------------

                              Name: Peter H. Gilman
                                   --------------------------------------

                              Title: VP
                                    -------------------------------------



                              Life Investors Insurance Company of America



                              By: /s/ Peter H. Gilman
                                 ----------------------------------------

                              Name: Peter H. Gilman
                                   --------------------------------------

                              Title: VP
                                    -------------------------------------

                                                                      EXHIBIT 2



                               CLARK/BARDES, INC.
                             102 WYNSTONE PARK DRIVE
                        NORTH BARRINGTON, ILLINOIS 60610




                                                               November 26, 2002


Robert E. Long, Jr.
c/o Long, Miller & Associates, LLC
300 North Greene Street, Suite 2050
Greensboro, North Carolina  27401

AUSA  Holding Company
c/o Life Investors Insurance Company of America
4333 Edgewood Road, N.E.
Cedar Rapids, IA  52499

         Re:      Side Letter to Membership Interest Purchase Agreement

Gentlemen:

         Reference is hereby made to that certain Membership Interest Purchase Agreement dated as of September 25, 2002 (as amended, the "Agreement") by and among Clark/Bardes, Inc., a Delaware corporation ("CBI"), Clark/Bardes Consulting, Inc., a Delaware corporation, and Long, Miller & Associates, LLC, a North Carolina limited liability company, Robert E. Long, Jr., Kenneth D. Miller, Alan H. Norton, Michael E. Twilley, Andrew C. Lee, Lawrence R. Stoehr, Richard W. Mann and AUSA Holding Company, a Maryland corporation ("AUSA"). Terms capitalized but not defined herein shall have the meanings ascribed to them in the Agreement.

         In consideration of the promises and covenants contained in the Agreement and in furtherance of the transactions contemplated by the Agreement, CBI, Robert E. Long, Jr. and AUSA hereby agree to the following:

         1. CBI's Board of Directors shall appoint Robert E. Long, Jr. to fill the existing vacant directorship on its Board of Directors, which is set to expire at CBI's 2005 Annual Meeting of Shareholders, at the next CBI Board of Directors' meeting following the Closing.

         2. Beginning with CBI's 2005 Annual Meeting of Shareholders, and continuing thereafter, as long as AUSA and its affiliates own more than ten percent (10%) of the issued and outstanding shares of CBI common stock, CBI's Board of Directors shall consider AUSA's recommendation for the nomination of one director to CBI's Board of Directors.

         Please acknowledge and accept the above agreements by executing this letter where indicated below.

                                                 Very truly yours,


                                                 CLARK/BARDES, INC.


                                                 /S/
                                                 --------------------------
                                                 By:
                                                    -----------------------
                                                 Title:
                                                       --------------------



ACKNOWLEDGED AND ACCEPTED as of
the 26th day of November, 2002.


ROBERT E. LONG, JR.



  /S/
--------------------------------
AUSA HOLDING COMPANY




/S/
--------------------------------
By:
   -----------------------------
Title:
      --------------------------

                                                                      EXHIBIT 3

                            STOCK PURCHASE AGREEMENT


         This Stock Purchase Agreement, dated this 21st day of November, 2002, is entered into by and between Transamerica Life Insurance Company (hereinafter "Transamerica") of Cedar Rapids, Iowa and Phoenix Life Insurance Company (hereinafter "Seller") of Hartford, Connecticut.



         WHEREAS Seller owns 555,600 shares of registered common stock of Clark Bardes Holdings, Inc. (the "Registered Shares") and 555,555 shares of common stock of Clark Bardes Holdings, Inc. that was acquired in a private placement transaction effected on September 11, 2000 (the "Privately Placed Shares") (the Registered Shares and the Privately Placed Shares are hereinafter collectively referred to as the "Shares") and would like to sell 1,111,155 of the Shares to Transamerica; and



         WHEREAS Transamerica intends to purchase the Shares from Seller.



     NOW THEREFORE, in consideration of the mutual covenants and promises contained in this Stock Purchase Agreement, Transamerica and Seller agree:


                                   SECTION ONE
                              TERMS AND CONDITIONS

1.1 Transamerica hereby agrees to purchase from Seller and Seller agrees to sell to Transamerica the Shares.

1.2      The total purchase price for the Shares shall be computed as follows:

         The average of the per share volume weighted average price (as determined by reference to Bloomberg Financial Markets page that reports such information) for each of the five (5) consecutive business days immediately preceding the Closing Date, times the aggregate number of Shares being purchased hereunder.

1.3 On the Closing Date for the purchase and sale of the Shares, Transamerica shall pay the purchase price by wire transfer of immediately available funds in U.S. dollars to the bank account of Seller designated in writing at least one business day prior to the Closing Date.

1.4 Seller agrees to transfer the Shares to Transamerica effective on the Closing Date.

1.5 The Closing Date for the purchase and sale shall be November 21st, 2002. On or before the Closing Date both parties shall sign this Stock Purchase Agreement. Transamerica acknowledges that it has received (i) an acceptable opinion from Seller regarding, in general, the transferability of the Privately Placed Shares and specifically that the requirements for the resale of such Shares under Rule 144 have been met; and (ii) a copy of the letter from Clark Bardes Holdings, Inc. directing its common stock transfer agent to remove the restrictive legend from the Privately Placed Shares.


                                   SECTION TWO
                         REPRESENTATIONS AND WARRANTIES

2.1      Seller represents and warrants to Transamerica that:

         a. Seller is the owner of all of the Shares free and clear of any lien, encumbrance or charge and has full power to sell and transfer the Shares to Transamerica.

         b. Seller is transferring to Transamerica good and marketable title to all of the Shares and that the Shares are free of all restrictions on resale by Seller.

         c.       Seller has held the Shares for over two years.

         d. Seller is not selling the Shares based upon any insider information.

2.2      Transamerica represents and warrants to Seller that:

         a. Transamerica is duly incorporated, validly existing and in good standing under the laws of the State of Iowa and has full corporate power and authority to perform its obligation under this Stock Purchase Agreement.

         b. The execution and delivery of this Stock Purchase Agreement and the consummation of the transaction provided in this Stock Purchase Agreement does not conflict with or result in the breach of any of the terms, conditions or provisions of, or constitute a default under the Articles of Incorporation or Bylaws of Transamerica or any indenture, agreement or other instrument to which Transamerica is a party or by which it is bound.

         c. The execution of this Stock Purchase Agreement and the consummation of the transactions provided herein will not result in a violation by Transamerica of any federal, state, local or other law, rule, regulation or decree.

         d. Transamerica is not purchasing the Shares based upon any inside information.


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

                                  SECTION THREE
                                  MISCELLANEOUS

3.1 This Stock Purchase Agreement contains the entire agreement between the parties with respect to the transactions contemplated and, except as otherwise provided, supersedes all previous negotiations, commitments and writing.

3.2 No alternation, modification or change of this Stock Purchase Agreement shall be valid unless made in writing and signed by the parties.

3.3 The headings contained in this Stock Purchase Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Stock Purchase Agreement.

3.4 The validity of this Stock Purchase Agreement, the terms thereof, and all duties, obligations and rights arising therefrom, shall be governed by and interpreted in accordance with the laws and decisions of the State of Iowa, as applicable to contracts made and to be performed in Iowa.


                  In Witness whereof, the parties have executed this Stock Purchase Agreement on the day and year first above written.



PHOENIX LIFE INSURANCE                                     TRANSAMERICA LIFE
COMPANY                                                    INSURANCE COMPANY

By:       S/                                               By:    S/
          -------------------------------------------             --------------------------------------------

Name:                                                      Name:
             ----------------------------------------                -----------------------------------------

Title:                                                     Title:
             ----------------------------------------                -----------------------------------------


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